Exhibit 99.1

ADHEREX REPORTS RECENT DEVELOPMENTS AND SECOND QUARTER JUNE 30, 2011 FINANCIAL RESULTS

Research Triangle Park, NC, August 11, 2011 — Adherex Technologies Inc. (TSX:AHX, Pink Sheets: ADHXF), a biopharmaceutical company focused on the development of eniluracil and 5-fluorouracil, today reported its financial results and recent developments for the second quarter ended June 30, 2011.  All amounts are in U.S. dollars unless otherwise specified.

Recent Developments

Eniluracil Clinical Trial

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Eniluracil Phase 2 Study Update - Since enrolling its first patient on April 27, 2011, Adherex continues to enroll patients in the Phase 2 clinical trial for Metastatic Breast Cancer comparing the oral regiment of Eniluracil + 5-Fluorouracil (5-FU) and Leucovorin versus Capecitabine (Xeloda®).  The comparative study intends to enroll 140 patients at approximately 20 clinical sites in the United States and Russia in the next 12 months. “We are satisfied with our patient enrollment up to this point.  We are thankful to the investigators and their research teams, our CRO and our staff for their commitment in recruiting patients to this important study.  We look forward to updating you on our progress in the coming months,” said Mr. Rosty Raykov, Chief Executive Officer of Adherex.

Corporate Governance

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Continuance to British Columbia - On August 11, 2011, Adherex announced that the Company's Board of Directors approved the continuance of Adherex from the Canada Business Corporation Act to the Business Corporations Act (British Columbia) (the "Continuance").  The Continuance was approved by shareholders of Adherex at its Annual and Special Meeting of Shareholders held on June 28, 2011.

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New Board Representation - Adherex also announced that, effective upon the Continuance, Chris A. Rallis and Steven D. Skolsky have been appointed as members of the Board of Directors and Dr. Arthur T. Porter, William G. Breen and Claudio F. Bussandri will step down.  Mr. David Lieberman, Chairman of the Board of Directors, stated: "I am delighted that Mr. Rallis and Mr. Skolsky have accepted to join the Board.  It is my belief that their seasoned industry experience, distinguished leadership, operational familiarity and history with eniluracil will benefit the company going forward.  At this time I would like to thank Dr. Porter, Mr. Breen and Mr. Bussandri for their years of service to Adherex and in particular their guidance during a difficult transition period."

Biographies of each of the newly appointed Board members are as follows:

Mr. Chris A. Rallis

 Chris A. Rallis has been an executive-in-residence at Pappas Ventures, a life  science venture capital firm since January 2008.  Previously, Mr. Rallis was the  President and Chief Executive Officer of ImmunoBiosciences, Inc. (“IBI”), a vaccine  technology company formerly located in Raleigh, North Carolina from April 2006  through June 2007.  Prior to joining IBI, Mr. Rallis served as an executive in  residence (part time) for Pappas Ventures,  and as a consultant for Duke  University and Panacos Pharmaceuticals, Inc.  Mr. Rallis is the former President  and Chief Operating Officer and director of Triangle Pharmaceuticals, Inc.,  which was acquired by Gilead Sciences in January 2003 for approximately $465  million.  Prior to assuming the role of President and COO in March 2000, he was  Executive Vice President,  Business Development and General Counsel.   While at  Triangle, Mr. Rallis  participated in 11 equity financings generating gross proceeds  of approximately $500 million.  He was also primarily responsible for all business  development activities which included a worldwide alliance with Abbott  Laboratories and the in-licensing of ten compounds.  Before joining Triangle in  1995, Mr. Rallis served in  various business development and legal management  roles with Burroughs Wellcome Co. over a 13-year period, including Vice  President of Strategic Planning  and Business Development.  Mr. Rallis also  serves on the board of Aeolus Pharmaceuticals, a biopharmaceutical company  located in Mission Viejo, California.  Mr. Rallis received his A.B. degree in  economics from Harvard College and a J.D. from Duke University.

Mr. Steven D. Skolsky

With a distinguished career spanning 30 years in the life sciences, Mr. Skolsky is a recognized industry leader who has held numerous international general management and executive leadership roles in the pharmaceutical and biotech sectors with a principal emphasis on commercialization, product strategy, and new product development. He was recently appointed to the position of Global Head of Clinical and Data Operations at Quintiles Transnational after serving as Principal of EXPIS Partners, a strategic life science consultancy. Mr. Skolsky also currently serves on the Board of Basilea Pharmaceutica, a Swiss based biopharmaceutical company where he previously served as Vice Chairman of the Board. Mr. Skolsky is the former President and Chief Executive Officer of Sequoia Pharmaceuticals, a privately held company specializing in novel antiviral therapeutics. Prior to his appointment at Sequoia, he held the position of Chief Executive Officer at Trimeris, Inc., a publicly held company that discovered and commercialized Fuzeon®, a first- in-class HIV therapeutic in collaboration with partner F. Hoffmann-La Roche.  Previously, Mr. Skolsky served over 20 years at GlaxoSmithKline in a range of senior leadership roles, including Senior Vice President of Global Product Strategy and Clinical Development, Managing Director of GSK’s operations in Australia and New Zealand and Head of Glaxo Wellcome’s Division of HIV/Oncology. Mr. Skolsky received his Bachelor’s Degree in Biology from the University of North Carolina at Chapel Hill.

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Reverse Stock Split - On August 11, 2011, Adherex reported that its Board of Directors approved a 1-for-18 reverse stock split (the “Reverse Stock Split”), which will be effective on August 25, 2011.  The Reverse Stock Split is within the range approved by shareholders of Adherex at its Annual and Special Meeting of Shareholders held on June 28, 2011.  The Reverse Stock Split, which will affect all of the Company’s common shares, stock options and warrants outstanding at the effective time, is being implemented to consolidate the Company’s outstanding common shares.  The Reverse Stock Split will reduce the number of shares of the company's outstanding common stock from approximately 452.8 million, as of the filing date of the company's most recent Quarterly Report on Form 10-Q, to approximately 25.2 million.

CEO of Adherex, Mr. Rosty Raykov, comments, "The consolidation is effected to complete the work of renewing Adherex that began with my assuming the role of CEO.  As we further advance the clinical development of eniluracil, it has been expressed that a refined share structure is necessary for Adherex to maintain its listing obligations and perhaps facilitate marketability to a broader investor base."

No fractional shares will be issued in connection with the Reverse Stock Split. Any such fractional shares will be cancelled without consideration and the number of shares such stockholders is entitled to receive will be rounded down to the nearest whole number of shares. In addition, the common stock will also trade under a new CUSIP number at a date to be announced.

Olympia Transfer Services is the company's transfer agent and will be acting as the exchange agent for the purpose of implementing any exchange of stock certificates in connection with the Reverse Stock Split. Letters of transmittal will be mailed to stockholders who have existing stock certificates, requesting them to forward their share certificates to the transfer agent in exchange for post-continuance certificates representing the post-Reverse Stock Split number of shares to which they are entitled. Stockholders who hold their shares in brokerage accounts or "street name" are not required to take any action to effect the exchange of their shares.

Further information on the logistics regarding the reverse split can be obtained by contacting Olympia Transfer Services at 416-364-8081.

Financial Update

The Company reported a net loss for the second quarter ended June 30, 2011 of $0.3 million, or a net loss of $0.00 per share, compared to a net loss of $2.6 million, or a loss of $0.01 per share, in the same period in 2010.  The decrease in the reported net loss is primarily due to $2.1 million in stock based compensation reported in the second quarter ended June 30, 2010 compared to $0.1 million in the second quarter ended June 30, 2011.  Cash operating expenses totaled $0.5 million, as compared to $0.4 million in the same period in 2010, as the Company increased its expenditures in connection with the commencement of the Phase 2 study.

The Company reported net income for the six month period ended June 30, 2011 of $4.3 million, or a net income of $0.01 per share, compared to a net loss of $2.9 million, or a loss of $0.01 per share, in the same period in 2010.  Operating expenses for the six month period ended June 30, 2011 totaled $1.6 million, as compared to $2.9 million in the same period in 2010.  Cash operating expenses for the six month period ended June 30, 2011 totaled $1.5 million, as compared to $0.8 million in the same period in 2010 as the Company increased expenditures due to the commencement of the Phase 2 study and expenses associated with the rights offering.

Cash and cash equivalents totaled $6.8 million at June 30, 2011, compared to $5.9 million at December 31, 2010.  At June 30, 2011, the Company had working capital totaling approximately $6.6 million.  The increased cash balance is the result of the Company’s recently completed rights offering.

The selected financial data presented below is derived from our audited consolidated financial statements which were prepared in accordance with U.S. generally accepted accounting principles.  The complete interim consolidated financial statements for the period ended June 30, 2011 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com.

Adherex Technologies Inc.
Selected Financial Data
(U.S. dollars in thousands except per share amounts)

Interim Consolidated Balance Sheets:	June 30, 2011	December 31, 2010
Assets:
Cash and cash equivalents	$6,810	$5,947
Other current assets	20	46
Total assets	$6,830	$5,993

Liabilities and stockholders’ equity:
Current liabilities	$270	$467
Derivative liabilities	7,244	10,450
Other long-term liabilities	-	-
Total stockholders’ equity	(684)	(4,924)
Total liabilities and stockholders’ equity	$6,830	$5,993

Interim Consolidated Statements of Operations:	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Revenue	$-	$-	$-	$-

Operating expenses:
Research and development	234	146	549	309
General and administrative	338	2,359	1,044	2,563

Loss from operations	(572)	(2,577)	(1,593)	(2,872)

Unrealized gain (loss)	225	(72)	5,905	(72)
Interest income and other	(1)	8	9	8

Net loss and comprehensive loss	$(348)	$(2,569)	$4,321	$(2,936)

Basic and diluted net loss per common share	$(0.00)	$(0.01)	$0.01	$(0.01)

Except for historical information described in this press release, all other statements are forward-looking. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company's business that could cause actual results to vary, including such risks that regulatory clinical and guideline developments may change, scientific data may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company's products will not be as large as expected, the Company's products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital needs, and its ability to obtain additional funding, as well as uncertainties relative to varying product formulations and a multitude of diverse regulatory and marketing requirements in different countries and municipalities, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2010.  Adherex Technologies, Inc. disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

For further information, please contact:

Rosty Raykov
Chief Executive Officer
Adherex Technologies Inc.
T: (919) 636-5144